
07006743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGB Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 N. Glebe Road, Suite 1040
(No. and Street)

Arlington (City) VA (State) 22201 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 5 2007 WASH, DC SECTION 213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Berno 703-528-7788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company LLP
(Name – *if individual, state last, first, middle name*)

1430 Spring Hill Road, #300 (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Berno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGB Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ELISA MARIA ARAGON
Notary Public
Commonwealth of Virginia
My Commission Expires May 31, 2010

Notary Public

William S. Berno
Signature

Managing Director
Title

State / District of VIRGINIA
City / County of ARLINGTON
The foregoing instrument was acknowledged before me this 27th day of FEBRUARY, 2007, by William S Berno.
ELSA ARAGON
Notary Public
My commission expires: MAY 31st, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Year Ended
December 31, 2006

BGB Securities, Inc.

BGB Securities, Inc.

Contents


Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
BGB Securities, Inc.

We have audited the accompanying statement of financial condition of ***BGB Securities, Inc.*** as of December 31, 2006, and the related statements of income and comprehensive income, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***BGB Securities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***BGB Securities, Inc.*** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

McLean, Virginia
February 23, 2007

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703.970.0400
fax: 703.970.0401
www.goodmanco.com

Serving Our Clients Since 1932

BGB Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Current assets		
Cash and cash equivalents	$	622,387
Receivable from clearing organization		95,015
Prepaid expenses		9,338
Total current assets		726,740
Deposit held by clearing organization		100,000
	$	826,740

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable and accrued expenses	$	11,524
Due to parent company		40,121
Accrued commissions		87,853
Total current liabilities		139,498
Stockholder's equity		
Common stock, no par value, 1,500 shares authorized and 100 shares issued and outstanding		280,174
Retained earnings		407,068
Total stockholder's equity		687,242
	$	826,740

The accompanying notes are an integral part of these financial statements.

BGB Securities, Inc.

Statement of Income and Comprehensive Income

Year Ended December 31, 2006

Revenue	
Commissions	$ 1,177,347
Expenses	
Contractor fees	376,205
Management and administrative fees to parent company	358,960
Trading execution and clearing fees, licenses and market quote services	274,095
Personnel costs	97,406
General and administrative	30,797
Total expenses	1,137,463
Operating income	39,884
Non-operating income	
Interest and dividend income	31,745
Realized gain on investments	4,044
Total non-operating income	35,789
Net income	75,673
Other comprehensive income	
Unrealized holding gain arising during period	1,356
Comprehensive income	$ 77,029

The accompanying notes are an integral part of these financial statements.

BGB Securities, Inc.

Statement of Changes in Equity

Year Ended December 31, 2006

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - December 31, 2005	$ 280,174	$ 331,395	$ (1,356)	$ 610,213
Net income	-	75,673	-	75,673
Items of other comprehensive income				
Unrealized gain on investments	-	-	1,356	1,356
Balance - December 31, 2006	$ 280,174	$ 407,068	$ -	$ 687,242

The accompanying notes are an integral part of these financial statements.

BGB Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2006		
Cash flows from operating activities		
Net income	$	75,673
Adjustments to reconcile to net income from operating activities		
Realized (gain) loss on sale of investments		(4,044)
Change in:		
Receivable from clearing organization		137,733
Prepaid expenses		(1,473)
Accounts payable and accrued expenses		(7,542)
Due to parent company		(35,713)
Accrued commissions		(19,577)
Net cash from operating activities		145,057
Cash flows from investing activities		
Proceeds from sale of investments available-for-sale		90,000
Net cash from investing activities		90,000
Cash flows from financing activities		-
Net change in cash and cash equivalents		235,057
Cash and cash equivalents - beginning of year		387,330
Cash and cash equivalents - end of year	$	622,387

The accompanying notes are an integral part of these financial statements.

December 31, 2006

1. Organization and Nature of Business

BGB Securities, Inc. (Company) was formed on August 5, 1999, as a corporation under the laws of Delaware. The Company is a wholly-owned subsidiary of Aegis Financial Corporation (Parent Company), who provides investment management services to the Aegis Value Fund, Aegis High Yield Fund and other investors.

As an introducing broker, the Company is registered with the SEC and is a member of the National Association of Securities Dealers, Inc. The Company provides securities brokerage and trading services to both individuals and institutional entities, and executed portfolio transactions on behalf of the Aegis Value Fund and Aegis High Yield Fund through March 1, 2006 (Note 8).

Certain officers and directors of these funds are also officers and directors of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Investments

During 2006, the Company classified all investments held as "available-for-sale." Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses are calculated on the first-in first-out method and are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Trading gains and losses on investments bought with the intention to be sold in the near term are shown net and included in non-operating income.

Receivable from Clearing Organization

Receivable from clearing organization represents commissions on customer trades, and is recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. However, the Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management believes all significant receivables are collectible and, therefore, no valuation allowance has been established at December 31, 2006.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Effective January 1, 2003, the Parent Company elected S corporation status and the Company elected "QSub" status. Earnings and losses after this date are included in the personal income tax returns of the stockholders of the Parent Company, and are taxed depending on their personal tax strategies. Accordingly, more likely than not, the Company will not incur additional income tax obligations from any tax on built-in gains realized during the ten year period ending December 31, 2012.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 154, "Accounting Changes and Error Corrections," which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material effect on financial condition, results of operations, or cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140." This statement amends Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. It requires an entity to recognize a servicing asset or servicing liability each time an obligation is undertaken to service a financial asset by entering into a servicing contract in certain situations and requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practicable. The statement permits the choice between the "amortization method" and the "fair value measurement method" for the subsequent measurement of the servicing assets or liabilities and allows for a one-time reclassification of available-for-sale securities to trading securities at initial adoption. The statement also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The statement is effective for fiscal years beginning after September 30, 2006. The adoption of this standard is not anticipated to have a material impact on the financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value in "Generally Accepted Accounting Principles" (GAAP), and expands disclosures about fair value measurements. While the statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of this statement to have a material impact on the Company's financial statements.

3. Receivable from Clearing Organization

As an introducing broker, the Company has entered into a clearing agreement with National Financial Services, LLC (NFS) as the clearing agent. The agreement is in effect until August 2007, and thereafter may be renewed annually. Either party may terminate the agreement on 90 days written notice. At December 31, 2006, the receivable from NFS consisted of commission receivable of $95,015.

4. Retirement Plan

The Company has a profit sharing plan that covers all employees that meet the plan's eligibility requirements. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. During 2006, the Company made a contribution to the profit sharing plan in the amount of $18,690.

5. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Rule 15c-3 (Net Capital Rule), which prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Net Capital Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company's net capital was $665,852 as of December 31, 2006, which was $615,852 in excess of its required minimum net capital of $50,000. The Company's net capital ratio of aggregate indebtedness to net capital was .21 to 1 as of December 31, 2006.

6. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

7. Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from their related aggregate carrying values recorded in the accompanying statement of financial condition at December 31, 2006.

Cash and cash equivalents, receivable from clearing organization, and debt are carried at cost, which approximates fair value.

8. Related Parties

The Company has entered into an agreement with the Parent Company. The Parent Company provides administrative and management services to the Company, including office space, equipment, personnel, securities quotes and information services. In return, the Company pays the Parent Company an administrative fee equal to 90% of operating profits. During 2006, the Company recorded management fees totaling $358,960 in connection with this agreement. The rate in the above agreement is reviewed annually and may be adjusted if mutually agreed to by both parties. At December 31, 2006, the Company had an amount due to the Parent Company of $40,121 for unpaid management fees.

During 2006, brokerage commissions paid to the Company by the Aegis Value Fund and the Aegis High Yield Fund were $17,082 and $110, respectively.

The Parent Company has entered into agreements with its stockholders to purchase their stock in the event of death, total disability, involuntary withdrawal or voluntary withdrawal. A formula, depending on the date and/or timing of the event, determines the purchase price of the stock. There is no agreement for the Company to fund this obligation, if incurred by the Parent Company.

* * * * *



Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
BGB Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ***BGB Securities, Inc.*** (Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703.970.0400
fax: 703.970.0401
www.goodmanco.com

Serving Our Clients Since 1932

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company LLP

McLean, Virginia
February 23, 2007

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2006		
Ownership equity - December 31, 2005	$	610,213
Comprehensive income		77,029
Ownership equity - December 31, 2006		687,242
Deductions and other charges		
Non-allowable assets		
Prepaid expenses		(9,338)
Total deductions and other charges		(9,338)
Net capital before haircuts on securities positions		677,904
Haircuts on securities		
Money market funds		12,052
Total haircuts on securities		12,052
Net capital	$	665,852
Aggregate indebtedness		
Accounts payable and accrued expenses	$	11,524
Due to parent company		40,121
Accrued commissions		87,853
Total aggregate indebtedness	$	139,498
Computation of basic net capital requirement		
Minimum net capital required	$	50,000
Excess net capital	$	615,852
Ratio of aggregate indebtedness to net capital		.21 to 1
Reconciliation to computation included in Part II of Form X-17A-5 as of December 31, 2006		
Net capital, as reported on Company's Part II (unaudited)		
FOCUS report	$	658,269
Haircut adjustment		6
Prepaid expense adjustment		(9,338)
Accounts payable and Due to parent adjustments		16,915
Net capital per above	$	665,852

END